20012847

FORM X-17a-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-69161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DriveWealth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

97 Main Street
(No. and Street)

Chatham (City) NJ (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dugan 973-559-5746
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name - *if individual, state last, first, middle name*)

517 Route One (Address) Iselin (City) (State) (Zip Code)

SEC Mail Processing
MAR 17 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DriveWealth, LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michael J. Dugan
Signature

CFO/COO
Title

Notary Public

Leonardo M Silveira
Notary Public
New Jersey
My Commission Expires 7-22-2023
No. 50036480

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
INDEX
AS OF ENDED DECEMBER 31, 2019

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DriveWealth, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **DriveWealth, LLC** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash and Cash Equivalents	$	4,132,693
Cash Segregated under Federal and Other Regulations		2,540,160
Securities Owned, at Market		221,731
Receivable from Brokers and Dealers		388,201
Receivable from Customers		1,124,130
Receivable from Non-Customers		565,283
Right-of-use Asset		224,437
Clearing Deposit		250,000
Other Assets		194,622
Total Assets	$	9,641,257
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to Broker-Dealers and Investment Advisors	$	1,190,160
Payable to Customers		562,815
Accounts Payable and Accrued Expenses		985,217
Due to Affiliates		419,580
Lease Liability		224,437
		3,382,209
Commitments		
Member's Equity		6,259,048
Total Liabilities and Member's Equity	$	9,641,257

See accompanying Notes to the Statement of Financial Condition

DRIVEWEALTH, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

1. Nature of Operations and Summary of Significant Accounting Policies

1.1 Nature of Operations

DriveWealth, LLC (the "Company") was formed in New Jersey in 2012 and is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with 53 U.S states and territories and with the Commodity Futures Trading Commission and the National Futures Association as an introducing broker.

The Company operates as an agency business retailing corporate equity securities as well as providing an online application that will allow its user customer base to trade equity securities and exchange traded funds. The Company clears its business on an omnibus basis with its clearing broker, Electronic Transaction Clearing, Inc. ("ETC" or the "Clearing Broker"). The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3.

1.2 Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

1.3 Revenue Recognition

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur. Various fee revenue includes charges for account maintenance and clearing services and monthly fixed subscriptions, all of which are recorded on respective transaction dates. Margin interest revenue is recorded monthly on the first business day following each month-end.

1.4 Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1.5 Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the double-declining method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

1.6 Segregated Cash

In accordance with FINRA Customer Protection Rule 15c3-3, the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the PAB Reserve Requirement as well as the Special Reserve Requirement for the Exclusive Benefit of Customers.

1. Nature of Operations and Summary of Significant Accounting Policies *(Continued)*

1.7 Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. Any gain or loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2019, the Company's reporting of operations for tax years 2016 2017 and 2018 are subject to examination by the tax authorities.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

1.8 Advertising

The Company expenses advertising costs as incurred.

1.9 Cash and Cash Equivalents

The Company considers short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less, to be cash equivalents.

1.10 Leases

In accordance with Accounting Standards Codification 842, the Company recognizes a right-of-use asset and corresponding lease liability on its Statement of Financial Condition. Such liability is based on the net present value of future lease obligations, using the Company's effective cost of capital to impute interest.

2. Property and Equipment

As of December 31, 2019, Property and Equipment consisted of the following:

Furniture and Fixtures	$5,109
Office Equipment	23,310
Leasehold Improvements	772
	29,191
Less Accumulated Depreciation	(20,061)
	$ 9,131

3. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Equities	$ 221,650	$ -	$ -	$ 221,650
Other	81	-	-	81
	$ 221,731	$ -	$ -	$ 221,731

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2019, the Company has net capital of $5,348,828 which was $5,098,828 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers as well as segregation of funds in a reserve account for the benefit of brokers and dealers (Rule 15c3-3). At December 31, 2019, the Company had segregated cash of $1,250,000 with no deposit requirement since customer credits did not exceed customer debits. Further, the Company had segregated cash of $1,290,160 which was $581,655 in excess of the deposit requirement of $708,505 for the benefit of brokers and dealers.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

5. Related Party Transactions

The Company has two agreements with related parties in place. One is with an affiliate under common control with the Company, DriveWealth Technologies, LLC, ("Technologies") and the other with the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $2.25 for each new live investing account opened by customers on the app during the preceding month. This was reduced to $0.50 in November 2019. In addition, the Company pays Technologies an on-going maintenance support fee of $0.20/month for each live investing account at the end of the preceding month. As of December 31, 2019, the payable under this arrangement is $387,429 and is included in due to affiliates on the Statement of Financial Condition. Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office facilities, supplies and other general overhead costs) on behalf of its wholly-owned subsidiaries, the Company and Technologies. Such costs are charged back to the Company and Technologies either on a specific identification basis, or 50/50 in cases where specific identification is not feasible. As of December 31, 2019, the payable under this arrangement is $32,152 and is included in due to affiliates on the Statement of Financial Condition.

5. Related Party Transactions (continued)

Holdings currently leases 7,748 square feet of office space in Chatham, NJ. Under a separate sub-lease agreement, the Company subleases 55% of such space from Holdings. See also Note 6.

6. Commitments

As described in Note 5, the Company leases office space pursuant to a lease expiring in 2022. The future minimum lease payments, and related net present value of such payments for the respective years ending December 31, are as follows:

2020	$	119,273
2021		121,404
2022		2,612
Total future payments		243,289
Less: Imputed interest		(18,852)
Net present value of future payments	$	224,437

The weighted average remaining lease term of operating leases is 2 years. The weighted average discount rate used to impute interest is 7.75%.

7. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its Clearing Broker is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its Clearing Broker. Notwithstanding the foregoing, the Clearing Broker as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only).

As of December 31, 2019, one investment advisor represented approximately 10% of outstanding receivables.

8. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

9. Financial Instruments with Off Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains a $125,000 deposit with the Clearing Broker to mitigate such losses. As of December 31, 2018, customer margin debits in the amount of $901,545 were financed though the Clearing Broker at prevailing broker interest rates. The Company was charged margin interest expense of $52,761.

10. Subsequent Event

On March 2, 2020, the Company changed its custodial relationship from ETC, a Depository Trust Company ("DTC") member to Citibank, NA, which is also a DTC member.

DRIVEWEALTH, LLC

Statement of Financial Condition

As of December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-69161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DriveWealth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

97 Main Street
(No. and Street)

Chatham	NJ	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dugan — 973-559-5746
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name - *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DriveWealth, LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michael J. Dugan
Signature

CFO/COO
Title

Notary Public

Leonardo M Silveira
Notary Public
New Jersey
My Commission Expires 7-22-2023
No. 50036480

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
INDEX
AS OF ENDED DECEMBER 31, 2019

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DriveWealth, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **DriveWealth, LLC** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS		
Cash and Cash Equivalents	$	4,132,693
Cash Segregated under Federal and Other Regulations		2,540,160
Securities Owned, at Market		221,731
Receivable from Brokers and Dealers		388,201
Receivable from Customers		1,124,130
Receivable from Non-Customers		565,283
Right-of-use Asset		224,437
Clearing Deposit		250,000
Other Assets		194,622
Total Assets	$	9,641,257
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to Broker-Dealers and Investment Advisors	$	1,190,160
Payable to Customers		562,815
Accounts Payable and Accrued Expenses		985,217
Due to Affiliates		419,580
Lease Liability		224,437
		3,382,209
Commitments		
Member's Equity		6,259,048
Total Liabilities and Member's Equity	$	9,641,257

See accompanying Notes to the Statement of Financial Condition

1. Nature of Operations and Summary of Significant Accounting Policies

1.1 Nature of Operations

DriveWealth, LLC (the "Company") was formed in New Jersey in 2012 and is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with 53 U.S states and territories and with the Commodity Futures Trading Commission and the National Futures Association as an introducing broker.

The Company operates as an agency business retailing corporate equity securities as well as providing an online application that will allow its user customer base to trade equity securities and exchange traded funds. The Company clears its business on an omnibus basis with its clearing broker, Electronic Transaction Clearing, Inc. ("ETC" or the "Clearing Broker"). The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3.

1.2 Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

1.3 Revenue Recognition

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur. Various fee revenue includes charges for account maintenance and clearing services and monthly fixed subscriptions, all of which are recorded on respective transaction dates. Margin interest revenue is recorded monthly on the first business day following each month-end.

1.4 Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1.5 Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the double-declining method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

1.6 Segregated Cash

In accordance with FINRA Customer Protection Rule 15c3-3, the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the PAB Reserve Requirement as well as the Special Reserve Requirement for the Exclusive Benefit of Customers.

1. Nature of Operations and Summary of Significant Accounting Policies *(Continued)*

1.7 Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. Any gain or loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2019, the Company's reporting of operations for tax years 2016 2017 and 2018 are subject to examination by the tax authorities.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

1.8 Advertising

The Company expenses advertising costs as incurred.

1.9 Cash and Cash Equivalents

The Company considers short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less, to be cash equivalents.

1.10 Leases

In accordance with Accounting Standards Codification 842, the Company recognizes a right-of-use asset and corresponding lease liability on its Statement of Financial Condition. Such liability is based on the net present value of future lease obligations, using the Company's effective cost of capital to impute interest.

2. Property and Equipment

As of December 31, 2019, Property and Equipment consisted of the following:

Furniture and Fixtures	$5,109
Office Equipment	23,310
Leasehold Improvements	772
	29,191
Less Accumulated Depreciation	(20,061)
	$ 9,131

3. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Equities	$ 221,650	$ -	$ -	$ 221,650
Other	81	-	-	81
	$ 221,731	$ -	$ -	$ 221,731

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2019, the Company has net capital of $5,348,828 which was $5,098,828 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers as well as segregation of funds in a reserve account for the benefit of brokers and dealers (Rule 15c3-3). At December 31, 2019, the Company had segregated cash of $1,250,000 with no deposit requirement since customer credits did not exceed customer debits. Further, the Company had segregated cash of $1,290,160 which was $581,655 in excess of the deposit requirement of $708,505 for the benefit of brokers and dealers.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

5. Related Party Transactions

The Company has two agreements with related parties in place. One is with an affiliate under common control with the Company, DriveWealth Technologies, LLC, ("Technologies") and the other with the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $2.25 for each new live investing account opened by customers on the app during the preceding month. This was reduced to $0.50 in November 2019. In addition, the Company pays Technologies an on-going maintenance support fee of $0.20/month for each live investing account at the end of the preceding month. As of December 31, 2019, the payable under this arrangement is $387,429 and is included in due to affiliates on the Statement of Financial Condition. Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office facilities, supplies and other general overhead costs) on behalf of its wholly-owned subsidiaries, the Company and Technologies. Such costs are charged back to the Company and Technologies either on a specific identification basis, or 50/50 in cases where specific identification is not feasible. As of December 31, 2019, the payable under this arrangement is $32,152 and is included in due to affiliates on the Statement of Financial Condition.

5. Related Party Transactions (continued)

Holdings currently leases 7,748 square feet of office space in Chatham, NJ. Under a separate sub-lease agreement, the Company subleases 55% of such space from Holdings. See also Note 6.

6. Commitments

As described in Note 5, the Company leases office space pursuant to a lease expiring in 2022. The future minimum lease payments, and related net present value of such payments for the respective years ending December 31, are as follows:

2020	$	119,273
2021		121,404
2022		2,612
Total future payments		243,289
Less: Imputed interest		(18,852)
Net present value of future payments	$	224,437

The weighted average remaining lease term of operating leases is 2 years. The weighted average discount rate used to impute interest is 7.75%.

7. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its Clearing Broker is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its Clearing Broker. Notwithstanding the foregoing, the Clearing Broker as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only).

As of December 31, 2019, one investment advisor represented approximately 10% of outstanding receivables.

8. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

9. Financial Instruments with Off Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains a $125,000 deposit with the Clearing Broker to mitigate such losses. As of December 31, 2018, customer margin debits in the amount of $901,545 were financed though the Clearing Broker at prevailing broker interest rates. The Company was charged margin interest expense of $52,761.

10. Subsequent Event

On March 2, 2020, the Company changed its custodial relationship from ETC, a Depository Trust Company ("DTC") member to Citibank, NA, which is also a DTC member.